Exhibit 99.1

FF301vPage 1 of 81.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 December 2022Status: New SubmissionTo : Hong Kong Exchanges and Clearing LimitedName of Issuer: KANZHUN LIMITED (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)Date Submitted: 06 January 2023I. Movements in Authorised / Registered Share Capital 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02076 Description Class A Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,800,000,000 USD 0.0001 USD 180,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 1,800,000,000 USD 0.0001 USD 180,000 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) Yes Stock code 02076 Description Class B Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.0001 USD 20,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 200,000,000 USD 0.0001 USD 20,000Total authorised/registered share capital at the end of the month: USD 200,000Remarks:

FF301vPage 2 of 81.0.1 Balance upon the date of listing on 22 December 2022.

FF301vPage 3 of 81.0.1II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02076 Description Class A Ordinary Share Balance at close of preceding month 722,978,643 Increase / decrease (-) 1,604,332 Balance at close of the month 724,582,975 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) Yes Stock code 02076 Description Class B Ordinary Share Balance at close of preceding month 140,830,401 Increase / decrease (-) 0 Balance at close of the month 140,830,401Remarks: Opening balance upon the date of listing on 22 December 2022. As at 31 December 2022, there are 865,413,376 ordinary shares issued and outstanding,comprising of 724,582,975 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 24,740,128 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans).

FF301vPage 4 of 81.0.1III. Details of Movements in Issued Shares(A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02076 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2020 Share Incentive Plan (Share Incentive Plan adopted in September 2020 and amended and restated in May 2021) 70,662,388 Exercised -2,162,752 Cancelled -138,438 68,361,198 0 68,361,198 0 General Meeting approval date (if applicable) 2). Post-IPO Share Scheme (Share Incentive Plan adopted on 14 December , 2022 as amended from time to time) 0 0 0 0 86,380,904 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A): 0Total funds raised during the month from exercise of options: USD 0Remarks: 1. Opening balance upon the latest practicable date disclosed in the listing document. 2. The exercise of 2,162,752 share options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise of vesting of awards granted under the Share Incentive Plans.

FF301vPage 5 of 81.0.1(B). Warrants to Issue Shares of the Issuer which are to be ListedNot applicable(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)Not applicable(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02076 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2020 Share Incentive Plan - restricted share unit (Share Incentive Plan adopted in September 2020 and amended and restated in May 2021) 0 20,812,946Total D (WVR ordinary shares Class A): 0(E). Other Movements in Issued ShareNot applicable Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 0

FF301vPage 6 of 81.0.1IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

FF301vPage 7 of 81.0.1V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Submitted by: Wang WenbeiTitle: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.2.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301vPage 8 of 81.0.13.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date